Exhibit 99.1

pingtan marine enterprise Reports UNAUDITED FINANCIAL RESULTS for the six months ended June 30, 2022

FUZHOU, China, October 26, 2022– Pingtan Marine Enterprise Ltd. (Nasdaq: PME) (“Pingtan,” “we” or the “Company”), a fishing company based in the People’s Republic of China (PRC), today announced the unaudited financial results for the six months ended June 30, 2022.

First Half 2022 Financial Highlights (Year-on-Year Comparisons)

●	Revenue was $72.2 million, representing a year-on-year increase of 10.8%.

●	Gross profit was $13.5 million, as compared to gross loss $1.2million in the first half of 2021.

●	Net loss was $8.6 million, as compared to $12.6 million in the first half of 2021.

●	Net loss attributable to owners of the Company was $8.0 million, or $(0.09) per basic and diluted share, as compared to $12.0 million, or $(0.14) per basic and diluted share in the first half of 2021.

Management Comments

Mr. Xinrong Zhuo, Chairman and CEO of the Company, commented, “In the first half of 2022, COVID-19 resurged in multiple locations in China, particularly in several key cities where prolonged controls impacted the overall market consumption capacity. Albeit multiple challenges, we achieved a 10.8% year-on-year growth in revenue and a 46.4% year-on-year increase in sales volume in the first half of 2022, though this was below our overall forecast for the first half of 2022 at the end of last year.

Our management has stayed positive to cope with the impact and has adjusted our business strategies, including adjusting fields of inputs and product mix, broadening new sales channels, and exploring the direct sales model. With the recent improvement of the epidemic situation in several regions in China, we maintain a positive attitude and expectation for our overall performance in 2022.”

Factors Affecting Pingtan’s Results of Operations

COVID-19 pandemic

The COVID-19 pandemic has adversely affected the global economy, our markets in the PRC, and our business.

In reaction to the pandemic, a few provinces and municipalities in the PRC, where our business is currently conducted, activated some responses to the emergency public health incident. Emergency quarantine measures and travel restrictions have had a significant impact on some sectors across China, which has also adversely affected our operations, including the fishing industry. We will continue to actively monitor the situation and may take further actions that alter our business operations as may be required by local authorities or that we determine are in the best interests of our employees, customers, partners, suppliers, and other stakeholders. If a significant portion of our workforce is affected directly by COVID-19, or due to government closures, or otherwise, associated work stoppages or facility closures would halt or delay production, which could have an adverse impact on our business and financial performance.

The pandemic has had and continues to have an adverse impact on our customers. Some of our customers are fish processing plants that export processed fish products to foreign countries. These customers reduced or postponed their purchases from us and adjusted their business strategies in relation to exportation or domestic sale in light of the development of the pandemic. This change in strategy may cause a decrease in our unit selling price and an increase in inventory. If the economic effects caused by the pandemic continue or increase in the PRC, overall customer demand may continue to decrease, which could have an adverse effect on our business, results of operations and financial condition.

Pingtan Marine Enterprise, Ltd.	Page 2
October 26, 2022

We anticipate that our results of operations will continue to be impacted by this pandemic in 2022. However, the extent of the impact on our financial condition and results of operations is still highly uncertain and will depend on future developments, such as the ultimate duration and scope of the pandemic, its continuing impact on our customers, how quickly normal economic conditions, operations, and the demand for our products can resume and whether the pandemic leads to recessionary conditions in the PRC, the United States or globally. We may continue to experience the effects of the pandemic even after it has waned, and our business, results of operations, and financial condition could continue to be affected.

The Company’s Fishing Fleet

As of June 30, 2022, the Company had 142 vessels, among which 100were located in international waters, 12 were located in the Bay of Bengal in India, 13 were located in the PRC, 14 were in the modification and rebuilding projects, and 3 were located in the Arafura Sea in Indonesia and not in operation.

First Half 2022 Selected Financial Highlights (Unaudited)

($ in millions, except for per share data)	Six Months Ended June 30,
	2022	2021

Revenue	$72.2	$65.2
Cost of Revenue	$58.7	$66.4
Gross Profit (loss)	$13.5	$(1.2)
Gross Margin	18.7%	(1.8)%
Net Loss	$(8.6)	$(12.6)
Basic and Diluted Weighted Average Shares (in millions)	85.9	83.9
EPS (in $)	$(0.09)	$(0.14)

Balance Sheet Highlights (Unaudited)

($ in millions, except for book value per share)	As of June 30, 2022	As of December 31, 2021

Cash and Cash Equivalents	$4.1	$5.8
Total Current Assets	$215.6	$240.4
Property, plant and equipment, net	$287.1	$272.2
Total Assets	$556.0	$576.2
Total Current Liabilities	$288.6	$243.4
Long-term bank loans, non-current portion	$185.6	$240.8
Total Liabilities	$474.2	$484.1
Shareholders’ Equity	$81.8	$92.1
Total Liabilities and Shareholders’ Equity	$556.0	$576.2
Book Value Per Share (in $)	$0.78	$0.89

Consolidated Financial and Operating Review

Revenue

Revenue increased by 10.8% from $65.2 million for the six months ended June 30, 2021 to $72.2 million for the six months ended June 30, 2022, primarily due to a 46.4% increase in sales volumes from 41.0 million kilograms in the six months ended June 30, 2021 to 60.0 million kilograms in the six months ended June 30, 2022, as more vessels were in operation, partially offset by a 24.3% decrease in the average unit selling price.

Pingtan Marine Enterprise, Ltd.	Page 3
October 26, 2022

Cost of revenue

Cost of revenue decreased by 11.6% from $66.4 million for the six months ended June 30, 2021 to $58.7 million for the six months ended June 30, 2022, primarily due to the adjustment of our business strategy to suspend the operation of high-cost, high-priced products to accommodate the declining market consumption capacity in the first half of 2022.

Gross Profit (loss)

Our gross profit was primarily affected by changes in the average unit selling price and production costs. Fuel cost, depreciation, and labor cost in an aggregate accounted for approximately 64.9% and 77.9% of the cost of revenue for the six months ended June 30, 2021 and 2022, respectively. Fluctuations of fuel prices and labor costs may significantly affect our costs and gross profit.

We recorded gross profit of $13.5 million for the six months ended June 30, 2022, representing a gross profit margin of 18.7%, as compared to gross loss of $1.2 million for the six months ended June 30, 2021. The increase was primarily due to the decrease in our unit production cost.

Selling Expenses

Selling expenses increased by 3.1% from $3.1 million for the six months ended June 30, 2021 to $3.2 million for the six months ended June 30, 2022, primarily due to the increases in shipping and handling fees, insurance and other miscellaneous selling expenses of an aggregate of approximately $371,000, partially offset by the decreases in storage fees and customs clearance charges of an aggregate of approximately $273,000.

General and Administrative Expenses

General and administrative expenses increased by 29.0% from $3.9 million for the six months ended June 30, 2021 to $5.0 million for the six months ended June 30, 2022, primarily due to an increase in inventory impairment provision of approximately $1.6 million and an increase in depreciation of approximately $259,000, partially offset by a decrease in bad debt expense of approximately $382,000, a decrease in professional fees of approximately $364,000, and a decrease in travel and entertainment of approximately $139,000.

Net (Loss) Income

As a result of the factors described above, our net loss decreased by 32.0% from $12.6 million for the six months ended June 30, 2021 to $8.6 million for the six months ended June 30, 2022.

Net (Loss) Income Attributable to Owners of the Company

Net loss attributable to ordinary shareholders of the Company was $8.0 million, or $(0.09) per ordinary share (basic and diluted), for the six months ended June 30, 2022, as compared to net loss attributable to ordinary shareholders of the Company of $12.0 million, or $(0.14) per ordinary share (basic and diluted), for the six months ended June 30, 2021.

About Pingtan

Pingtan is a fishing company engaging in ocean fishing through its subsidiary, Fujian Provincial Pingtan County Ocean Fishing Group Co., Ltd., or Pingtan Fishing.

Pingtan Marine Enterprise, Ltd.	Page 4
October 26, 2022

Business Risks and Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding our business development, financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. Although forward-looking statements reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements are inherently subject to risks and uncertainties, and actual results and outcomes may differ materially from the results and outcomes discussed in or anticipated by the forward-looking statements. Such risks and uncertainties are related to anticipated growth and growth strategies; need for additional capital and the availability of financing; delays in deploying vessels; conducting fishing operations and locating or re-locating vessels in foreign waters and the related license requirements; actions taken by government regulators, such as the Indonesian moratorium, or reports or allegations of illegal activity by us, related parties or those with which we conduct business; our ability to successfully manage relationships with customers, distributors and other important relationships; technological changes; competition; demand for our products and services; operational, mechanical, climatic or other unanticipated issues; the deterioration of general economic conditions, whether internationally, nationally or in the local markets in which we operate; global or national health concerns, including the outbreak of pandemics or contagious diseases, such as the COVID-19 pandemic; the impact of COVID-19 on our financial condition, business operations and liquidity; the impact of COVID-19 on our customers and distributors; legislative or regulatory changes that may adversely affect our business; and other risk factors contained in our SEC filings available at www.sec.gov, including our most recent annual report on Form 20-F. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update or revise any forward-looking statements for any reason, except as required by law.

CONTACT:

LiMing Yung (Michael)

Chief Financial Officer

Pingtan Marine Enterprise Ltd.

Tel: +86 591 87271753

michaelyung@ptmarine.net

ir@ptmarine.net

INVESTOR RELATIONS

PureRock Communications Limited

PTmarine@pure-rock.com

Pingtan Marine Enterprise, Ltd.	Page 5
October 26, 2022

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(IN U.S. DOLLARS)

	For the Six Months Ended June 30,
	2022	2021

REVENUE	$72,224,097	$65,172,293
COST OF REVENUE	58,686,575	66,365,166

GROSS PROFIT (LOSS)	13,537,522	(1,192,873)

OPERATING EXPENSES:
Selling	3,234,769	3,136,795
General and administrative	4,598,158	3,732,007
General and administrative - depreciation	404,270	144,854
Subsidy	(812,432)	(3,603,797)
Impairment loss	-	975,366
Loss on fixed assets disposal	281,794	-

Total Operating Expenses	7,706,559	4,385,225

INCOME (LOSS) FROM OPERATIONS	5,830,963	(5,578,098)

OTHER INCOME (EXPENSE):
Interest income	919,517	49,453
Interest expense	(8,244,912)	(7,664,914)
Foreign currency transaction (loss) gain	(7,120,926)	549,661
Dividend from cost method investment	622,964	605,178
Loss on equity method investment	(561,397)	(456,180)
Other income (expense)	1,623	(76,856)

Total Other Expense, net	(14,383,131)	(6,993,658)

(LOSS) BEFORE INCOME TAXES	(8,552,168)	(12,571,756)
INCOME TAXES	-	-

NET (LOSS)	$(8,552,168)	$(12,571,756)

LESS: NET (LOSS) ATTRIBUTABLE TO THE NON-CONTROLLING INTEREST	(525,297)	(831,491)

NET (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS OF THE COMPANY BEFORE PREFERRED DIVIDENDS	(8,026,871)	(11,740,265)
LESS: PREFERRED SHARE DIVIDENDS	-	(300,000)
NET (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS OF THE COMPANY	$(8,026,871)	$(12,040,265)

COMPREHENSIVE INCOME (LOSS):
NET INCOME (LOSS)	(8,552,168)	(12,571,756)
OTHER COMPREHENSIVE (LOSS) INCOME
Unrealized foreign currency translation gain (loss)	(1,699,296)	(1,028,656)
COMPREHENSIVE (LOSS) INCOME	(10,251,464)	(13,600,412)
LESS: COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO THE NON-CONTROLLING INTEREST	(705,869)	(896,307)
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS OF THE COMPANY	$(9,545,595)	$(12,704,105)

NET (LOSS) PER ORDINARY SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS OF THE COMPANY
Basic and diluted	$(0.09)	$(0.14)

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING:
Basic and diluted	85,940,965	83,854,623

Pingtan Marine Enterprise, Ltd.	Page 6
October 26, 2022

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	June 30,	December 31,
	2022	2021
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$4,053,646	$5,789,508
Restricted cash	27,426,764	14,831,138
Accounts receivable, net of allowance for doubtful accounts	24,462,490	26,861,827
Accounts receivable-related parties	4,581,470	5,660,857
Inventories, net of reserve	72,336,726	54,969,973
Prepaid expenses	12,492,260	18,559,252
Other receivables	70,208,183	113,765,721

Total Current Assets	215,561,539	240,438,276

OTHER ASSETS:
Cost method investment	3,129,004	3,293,756
Equity method investment	27,648,118	29,674,764
Prepayment for long-term assets	22,350,031	30,114,340
Right-of-use asset	272,680	465,016
Property, plant and equipment, net	287,068,164	272,249,346

Total Other Assets	340,467,997	335,797,222

Total Assets	$556,029,536	$576,235,498

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$66,606,204	$54,153,711
Accounts payable - related parties	3,185,728	4,960,300
Short-term bank loans	74,053,104	72,305,786
Long-term bank loans - current portion	99,966,579	76,856,590
Accrued liabilities and other payables	35,084,396	27,531,333
Lease liability- current	240,382	400,557
Due to related parties	9,466,039	7,175,988

Total Current Liabilities	288,602,432	243,384,265
OTHER LIABILITIES:
Lease liability	-	32,161
Long-term bank loans - non-current portion	185,588,689	240,729,193

Total Liabilities	474,191,121	484,145,619

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Equity attributable to owners of the Company:
Ordinary shares ($0.001 par value; 125,000,000 shares authorized; 85,940,965 shares issued and outstanding at June 30, 2022 and December 31, 2021)	85,941	85,941
Additional paid-in capital	89,279,792	89,279,792
Retained earnings	(29,869,729)	(21,842,858)
Statutory reserve	15,878,174	15,878,174
Accumulated other comprehensive loss	(8,438,606)	(6,919,882)
Total equity attributable to owners of the Company	66,935,572	76,481,167
Non-controlling interest	14,902,843	15,608,712

Total Shareholders’ Equity	81,838,415	92,089,879

Total Liabilities and Shareholders’ Equity	$556,029,536	$576,235,498

Note: Restricted cash consists of cash deposits held by the Export Import Bank of China to secure its bank loans, among which $6.6 million is for the bank loans of Hong Long and $20.9 million is for Global Deep Ocean, which is the Company’s related party.

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October 26, 2022

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the Six Months Ended June 30,
	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(8,552,168)	$(12,571,756)
Adjustments to reconcile net income from operations to net cash provided by operating activities:
Depreciation	5,589,402	7,192,857
Increase in allowance for doubtful accounts	127,864	510,358
(Decrease) in reserve for inventories	(15,278,601)	(5,682,073)
Loss on equity method investment	561,397	143,015
Impairment loss of fishing vessels	-	975,366
Income from fixed assets disposal	281,794	-
Changes in operating assets and liabilities:
Accounts receivable	953,577	3,005,729
Inventories	(5,544,819)	(3,149,808)
Prepaid expenses	5,323,181	(499,082)
Prepaid expenses - related party	-	2,024,445
Due from related parties	824,223	-
Other receivables	39,209,497	1,038,544
Accounts payable	16,617,459	21,802,289
Accounts payable - related parties	(1,580,118)	(3,361,279)
Accrued liabilities and other payables	8,314,170	6,794,010
Due to related parties	(651,161)	127,597

NET CASHPROVIDED BY OPERATING ACTIVITIES	46,195,697	18,350,212

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(35,242,624)	(22,687,255)
Proceeds from government grants for fishing vessels construction	5,703,864	-
Prepayments made for long-term assets	-	(46,191,388)

NET CASH USED IN INVESTING ACTIVITIES	(29,538,760)	(68,878,643)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds of short-term bank loans	56,450,990	44,809,790
Repayments of short-term bank loans	(50,898,434)	(42,028,493)
Proceeds from long-term bank loans	32,930,533	68,956,984
Advances from related party	2,290,051
Repayments of long-term bank loans	(49,643,119)	(23,063,682)
Proceeds from Issue of Ordinary Shares	-	4,351,243
Proceeds from issuance of series A preferred shares	-	3,698,273
Proceeds from related party	-	1,450,000
Repurchase of preferred shares	-	(1,450,000)

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(8,869,979)	56,724,115

EFFECT OF EXCHANGE RATE ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	3,072,806	(1,553,231)

NET INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	10,859,764	4,642,453

CASH, CASH EQUIVALENTS AND RESTRICTED CASH - beginning of period	20,620,646	10,604,599

CASH, CASH EQUIVALENTS AND RESTRICTED - end of period	$31,480,410	$15,247,052

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$9,354,994	$8,640,280
Income taxes	$-	$-

RECONCILIATION TO AMOUNTS ON CONSOLIDATED BALANCE SHEETS:
Cash and cash equivalents	4,053,646	2,197,774
Restricted cash	27,426,764	13,049,278
TOTAL CASH, CASH EQUIVALENTS AND RESTRICTED CASH	$31,480,410	$15,247,052
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of property and equipment by decreasing (increasing) prepayment for long-term assets	6,477,983	$(46,191,388)